Shinhan Financial Group resolved to submit a bidding offer to acquire Samwha Savings Bank

On February 14, 2011, the Board of Directors of Shinhan Financial Group resolved to submit a bidding offer to acquire Samwha Savings Bank.

Please refer to the Form 6-K filed on January 21, 2011 for further details.